BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, October 22, 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Program for the issuance and re-issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 – Cancellation.
Dear Sirs,

In my capacity as attorney-in-fact for Banco de Galicia y Buenos Aires Sociedad Anónima (the “Bank”), I am writing in order to inform you that, on the date hereof, the Bank decided to repay the total amount of all outstanding Negotiable Obligations due in 2014, as detailed below, and cancel the public offering thereof. These Negotiable Obligations have been acquired at a price equal to their face value; therefore, no profits will be generated as a result of this transaction.

* Negotiable Obligations due in 2014: for a face value of US$102,311,901 (one hundred and two million, three hundred and eleven thousand, nine hundred and one US Dollars).

Consequently, we request that you give effect to the complete cancellation of the public offering for the Negotiable Obligations due in 2014.

Yours faithfully,
Patricia Lastiry Attorney-in-fact